UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

EVOQUA WATER TECHNOLOGIES CORP.
(Exact name of the registrant as specified in its charter)

Delaware	001-38272	46-4132761
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

210 Sixth Avenue, Pittsburgh, Pennsylvania	15222
(Address of principal executive offices)	(Zip code)

Carl W. Boyd	724-772-1448
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 — Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
A copy of the Conflict Minerals Report of Evoqua Water Technologies Corp. is provided as Exhibit 1.01 hereto and is publicly available at: https://aqua.evoqua.com/financials/sec-filings/default.aspx.
Item 1.02 Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.
Section 2 — Exhibits
Item 2.01 Exhibits
Exhibit 1.01 - Conflict Minerals Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 27, 2021	EVOQUA WATER TECHNOLOGIES CORP.

/s/ Vincent Grieco
Vincent Grieco Executive Vice President, General Counsel and Corporate Secretary